P&O
Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone (020) 7930 4343
Facsimile (020) 7839 9338

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

02 JUN -5 AM 11:56

16 May 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

02034660

82-2083

SUPPL

Dear Sirs

ASSOCIATED BULK CARRIERS: DISPOSAL OF 4 VESSELS

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Liz Eddington
Company Secretariat

enc

6/12

82-2083

P&O

Press Release

16 May 2002

ASSOCIATED BULK CARRIERS: DISPOSAL OF 4 VESSELS

P&O announced today that Associated Bulk Carriers Limited (ABC), the capesize bulk shipping venture in which it has a 50% shareholding, has disposed of four vessels.

The four vessels sold were Cotswold (built 1986 : 151,016 dwt), Ormond (built 1986 : 187,025 dwt), Taunton (built 1986 : 186,324 dwt) and Zetland (built 1985 : 145,905 dwt).

ABC sold the vessels to various companies under common control with Eurotower Holdings SA (the owner of the remaining 50% shareholding in ABC). The purchasers intend to contribute the vessels to the recently formed pool of tonnage operated as Cape International, of which ABC is also a member.

The total sale proceeds were approximately US$ 45 million and the vessels were sold at book value.

ABC's remaining fleet comprises 11 owned and 7 leased/bareboat chartered vessels. The fleet now has an average age of approximately 7.5 years.

Sir Bruce MacPhail, Managing Director of P&O said "We are pleased to be able to announce this transaction. P&O continues to focus capital on the businesses within the Group that have the greatest growth opportunities and where P&O is a market leader."

Further Information: Peter Smith, Director, Communications and Strategy
Tel: 020 7930 4343

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com
Internet http://www.pogroup.com
Head Office 79 Pall Mall, London SW1Y 5EJ, England. Incorporated by Royal Charter with limited liability. Company number Z73

Notes to editors:

1. P&O holds a 50% interest in ABC, whose vessels are managed by Zodiac Maritime. As of 16th November 2001, ABC joined a major new pool of capesize tonnage marketed as Cape International. The Cape International pool controls some 75 vessels totalling in excess of 12 million dead weight tonnes.

2. At 31 December 2001 the P&O Group held an investment in the net operating assets of ABC totalling £151 million and reported £8.3 million as its 50% share of ABC's operating profit for that year.

3. Eurotower Holdings SA is a company forming part of the SAMAMA Group (S/A Monegasque d'Administration Maritime et Aerienne) which is a private group of shipping companies with operations worldwide.

(ends)